SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

________________

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

MIM Corporation

(Name of Issuer)

Common Stock

Par Value $0.0001 per Share

(Title of Class of Securities)

553044108

(CUSIP Number)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]

Rule 13d-1(b)

[X]

Rule 13d-1(c)

[   ]

Rule 13d-1(d)

__________________________

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934  (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13G

CUSIP No. 553044108	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON/ I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only) Richard S. Strong
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
Number of Shares Beneficially Owned by Each Reporting Person With	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,137,200
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,137,200
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,137,200
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.7%
12	TYPE OF REPORTING PERSON IN

13G

CUSIP No. 553044108	Page 3 of 5 Pages

Item 1(a).

Name of Issuer

MIM Corporation

Item 1(b).

Address of Issuer’s Principal Executive Offices

100 Clearbrook Road

Elmsford, New York  10523

USA

Item 2(a).

Name of Person Filing

Item 2(b).

Address of Principal Business Office

Item 2(c).

Citizenship

Richard S. Strong (the “Reporting Person”)

100 Heritage Reserve

Menomonee Falls

Wisconsin 53051

(414) 359-3400

U.S. Citizen

Item 2(d).

Title of Class of Securities

Common Stock Par Value $0.0001 per Share.

Item 2(e).

CUSIP Number

553044108

Item 3.

If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a: N/A

13G

CUSIP No. 553044108	Page 4 of 5 Pages

Item 4.

Ownership

(a)

Amount beneficially owned:

See response to Item 9 of the cover page. (1)

(b)

Percent of Class:

See response to Item 11 of the cover page.(1)

 (c)

Number of shares as to which such persons have:

(i)

Sole power to vote or to direct the vote:

0

(ii)

Shared power to vote or to direct the vote:

See response to Item 6 of the cover page.(1)

(iii)

Sole power to dispose or to direct the disposition of:

0

(iv)

Shared power to dispose or to direct the disposition of:

See response to Item 8 of the cover page.(1)

Item 5.

Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ X ].

Item 6.

Ownership of More than Five Percent on Behalf of Another Person

N/A

(1)	The beneficial ownership of Common Stock reported by the Reporting Person includes:
	(i)	593,700 shares held by Calm Waters Partnership, a private investment vehicle owned by the Reporting Person and family members;
(ii)

6,900 shares held by client accounts over which Strong Capital Management, Inc. (“SCM”), a registered investment adviser and wholly owned subsidiary of Strong Financial Corporation (“SFC”), has discretionary authority, and beneficial ownership of which may be attributed to the Reporting Person by virtue of his control of SCM and SFC; and

(iii)

536,600 shares held by private investment companies over which Flint Prairie LLC (“FP”), a registered investment adviser, has discretionary authority, and beneficial ownership of which may be attributed to the Reporting Person by virtue of his control of FP.

13G

CUSIP No. 553044108	Page 5 of 5 Pages

Item 7.

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

N/A

Item 8.

Identification and Classification of Members of the Group

N/A

Item 9.

Notice of Dissolution of Group

N/A

Item 10.

Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2003

/s/ Richard S. Strong

Richard S. Strong